Nicolas Roussy Newton, Co-Founder and COO of BTQ Technologies, to Present Quantum Innovations at IQT Vancouver · Pacific Rim 2024

● Nicolas Roussy Newton, Co-Founder and COO of BTQ Technologies, will be a featured speaker at IQT Vancouver · Pacific Rim 2024, showcasing BTQ's latest advancements in quantum computing and security alongside representatives from leading companies and organizations such as AWS, Honeywell, Toshiba, Xanadu, and the University of Waterloo.

● The conference, scheduled from June 4-6, 2024, will provide attendees with insights into the practical applications of quantum technologies across industries and offer a platform for collaboration among industry leaders and policymakers.

Vancouver, Canada, May 6, 2024 -- BTQ Technologies Corp. (the "Company" or "BTQ") (CBOE CA: BTQ) (OTCQX: BTQQF) (FSE: NG3), a global quantum technology company focused on securing mission-critical networks, is pleased to announce its participation at the upcoming IQT Vancouver · Pacific Rim 2024 conference. Nicolas Roussy Newton, Co-Founder and COO of BTQ Technologies, will be a featured speaker at the event.

IQT Vancouver · Pacific Rim 2024, hosted by the Quantum Algorithms Institute, will serve as a platform for showcasing advancements in quantum computing, communications, and security, featuring participation from leading companies and organizations such as AWS, Honeywell, Toshiba, Xanadu, and the University of Waterloo. The conference will go beyond theoretical discussions to spotlight practical applications of quantum technologies across various industries, including pharmaceuticals, transportation, finance, and more.

Nicolas Roussy Newton's presentation will explore the intersection of quantum computing and security, emphasizing BTQ Technologies' commitment to developing real-world solutions for securing critical networks. With his extensive expertise in quantum technology and cryptographic infrastructure, Mr. Newton will provide valuable insights into the future of quantum computing and its implications for cybersecurity.

"We are thrilled to participate in IQT Vancouver · Pacific Rim 2024 and share our latest innovations in quantum computing and security," said Nicolas Roussy Newton, Co-Founder and COO of BTQ Technologies. "This conference provides an excellent opportunity to collaborate with industry leaders and policymakers to advance the adoption of quantum technologies and address cybersecurity challenges."

Attendees of IQT Vancouver · Pacific Rim 2024 will have the opportunity to engage with experts and gain valuable knowledge about the practical applications of quantum computing, communications, and security. The conference will take place from June 4-6, 2024, in Vancouver, Canada.

For more information about IQT Vancouver · Pacific Rim 2024 and to register for the event, please visit https://iqtevent.com/vancouver/register/.

About IQT Vancouver · Pacific Rim 2024

With Vancouver as North America's gateway to the Pacific Rim, IQT and the Quantum Algorithms Institute are bringing together partners across North America and Asia to showcase the state of quantum computing, communications, and security. This international conference moves beyond the quantum hype to profile quantum computing and communications technologies and quantum expertise in real world settings. Sessions will highlight practical applications of quantum algorithms and networking in industries such as pharmaceuticals, transportation, finance, and more. Attendees will include industry and government executives, end-users and investors who will learn about the latest developments in these technologies, pathways for companies to get ready for quantum solutions, and ethics and policy considerations in this fast-growing industry. For More information please visit https://iqtevent.com/vancouver/

About BTQ

BTQ was founded by a group of post-quantum cryptographers with an interest in addressing the urgent security threat posed by large-scale universal quantum computers. With the support of leading research institutes and universities, BTQ is combining software and hardware to safeguard critical networks using unique post-quantum services and solutions.

Connect with BTQ: Website | LinkedIn

ON BEHALF OF THE BOARD OF DIRECTORS

Olivier Roussy Newton

CEO, Chairman

For further information:

E: desk@btq.com

Bill Mitoulas

Investor Relations

T: +1.416.479.9547

E: bill@btq.com

Neither the NEO nor its Regulation Services Provider accepts responsibility for the adequacy or accuracy of this release.

This news release does not constitute an offer to sell or a solicitation of an offer to buy nor shall there be any sale of any of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful, including any of the securities in the United States of America. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "1933 Act") or any state securities laws and may not be offered or sold within the United States or to, or for account or benefit of, U.S. Persons (as defined in Regulation S under the 1933 Act) unless registered under the 1933 Act and applicable state securities laws, or an exemption from such registration requirements is available.

Forward Looking Information

Certain statements herein contain forward-looking statements and forward-looking information within the meaning of applicable securities laws. Such forward-looking statements or information include but are not limited to statements or information with respect to the business plans of the Company, including with respect to its research partnerships, and anticipated markets in which the Company may be listing its common shares. Forward-looking statements or information often can be identified by the use of words such as "anticipate", "intend", "expect", "plan" or "may" and the variations of these words are intended to identify forward-looking statements and information.

The Company has made numerous assumptions including among other things, assumptions about general business and economic conditions, the development of post-quantum algorithms and quantum vulnerabilities, and the quantum computing industry generally. The foregoing list of assumptions is not exhaustive.

Although management of the Company believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that forward-looking statements or information herein will prove to be accurate. Forward-looking statements and information are based on assumptions and involve known and unknown risks which may cause actual results to be materially different from any future results, expressed or implied, by such forward-looking statements or information. These factors include risks relating to: the availability of financing for the Company; business and economic conditions in the post-quantum and encryption computing industries generally; the speculative nature of the Company's research and development programs; the supply and demand for labour and technological post-quantum and encryption technology; unanticipated events related to regulatory and licensing matters and environmental matters; changes in general economic conditions or conditions in the financial markets; changes in laws (including regulations respecting blockchains); risks related to the direct and indirect impact of COVID-19 including, but not limited to, its impact on general economic conditions, the ability to obtain financing as required, and causing potential delays to research and development activities; and other risk factors as detailed from time to time. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.